

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Ofer Gonen
Chief Executive Officer and Director
Cactus Acquisition Corp. 1 Ltd
4B Cedar Brook Drive
Cranbury, NJ 08512

      Re: Cactus Acquisition Corp. 1 Ltd
           Form 10-K for the Fiscal Year Ending December 31, 2021
           Filed March 31, 2022
           File No. 001-40981

Dear Ofer Gonen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction